Exhibit 99.1

TRIM HOLDING GROUP
(formerly TNT Designs, Inc.)

Part I FINANCIAL STATEMENTS

Item 1   Condensed Financial Statements

ASSETS

	March 31, 2010 (unaudited)	December 31, 2009
Current Assets:		
Cash	$ 8,950	$ 29,289
Prepaid expense	7,000	8,000
Total Current Assets	15,950	37,289
Other Assets:		
Deferred stock offering expenses	32,842	32,842
Patent, net of amortization	11,946,188	12,252,500
Total Other Assets	11,979,030	12,285,342
TOTAL ASSETS	$ 11,994,980	$ 12,322,631

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2010 (unaudited)	December 31, 2009
Current Liabilities:		
Accounts payable	$ 36,285	$ 58,415
Due to stockholder/officer	65,625	-
Total Current Liabilities	101,910	58,415
Commitments and Contingencies	-	-
Stockholders' Equity (Deficit):		
Preferred stock, series 1, class P-1 par value $8.75; 25,000,000 shares authorized; 22,000 issued and outstanding on March 31, 2010 and December 31, 2009	192,500	192,500
Preferred stock, series 1, class P-2 par value $7.00; 75,000,000 shares authorized; 3,750,000 issued and outstanding on March 31, 2010 and December 31, 2009, net of discount	12,252,500	12,252,500
Common stock par value $0.0001; 400,000,000 shares authorized; 2,262,500 issued and outstanding on March 31, 2010 and December 31, 2009	226	226
Additional paid-in capital	139,182	139,182
Deficit accumulated during development stage	(691,338)	(320,192)
Total Stockholders' Equity (Deficit)	11,893,070	12,264,216
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,994,980	$ 12,322,631

The accompanying notes are an integral part of these condensed financial statements.

TRIM HOLDING GROUP
(formerly TNT Designs, Inc.)
(A Development Stage Company)
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

| | | For Three Months Ended | | February 17, 2004 (Inception) to March 31, 2010 |
		March 31, 2010	March 31, 2009	
Sales	$	-	$ -	$ 42,021
Cost of Goods Sold		-	-	36,419
Gross Profit		-	-	5,602
Operating Expenses:				
General and administrative expenses		371,146	23,023	696,940
Total Operating Expenses		371,146	23,023	696,940
Net Loss	$	(371,146)	$ (23,023)	$ (691,338)
Net Loss Per Share:				
Basic and Diluted	$	(0.16)	$ (0.01)	$ (0.31)
Weighted Average Shares				
Outstanding Basic and Diluted		2,262,500	2,292,500	2,254,628

The accompanying notes are an integral part of these condensed financial statements.

TRIM HOLDING GROUP
(formerly TNT Designs, Inc.)
(A Development Stage Company)
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended		February 17, 2004 (Inception) to
	March 31, 2010	March 31, 2009	March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Loss	$ (371,146) $	(23,023) $	(691,338)
Adjustments to reconcile net loss to net cash (used in) operating activities:			
Common Stock issued for services	-	-	10,000
Amortization expense	306,312	-	306,312
Changes in assets and liabilities:			
Prepaid expenses	1,000	-	(7,000)
Accounts payable and accrued expenses	(22,130)	22,685	75,762
Net Cash Used in Operating Activities	(85,964)	(338)	(306,264)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Sale of common stock	-	-	19,450
Net advances from stockholder/officer	65,625	-	328,606
Deferred stock offering expenses	-	-	(32,842)
Net Cash Provided by Financing Activities	65,625	-	315,214
NET CHANGE IN CASH AND CASH EQUIVALENTS	(20,339)	(338)	8,950
CASH AND CASH EQUIVALENTS:			
Beginning of the Period	29,289	843	-
End of the Period	$ 8,950 $	505 $	8,950

The accompanying notes are an integral part of these condensed financial statements.

NOTE 1 - NATURE OF BUSINESS

Trim Holding Group (formerly TNT Designs, Inc.) (the "Company") was incorporated on February 17, 2004 in the state of Delaware. A substantial part of the Company's activities were involved in developing a business plan to market and distribute scarves, handbags and other products.

On June 16, 2009, the majority interest in the Company was purchased in a private agreement by Louis Bertoli, an individual, with the objective to acquire and/or merge with other businesses. At March 31, 2010, the Company had not yet commenced operations. Expenses incurred from February 17, 2004 (date of inception) through March 31, 2010 relate to the Company's formation and general administrative activities.

On October 7, 2009, the Company merged with and into Trim Nevada, Inc., which became the surviving corporation. The merger will not result in any change in the Company's management, assets, liabilities, net worth or location of principal executive offices. However, this merger changed the legal domicile from Delaware to Nevada where Trim Nevada, Inc. was incorporated. Each outstanding share of TNT Designs, Inc. were automatically converted into one share of the common stock of Trim Nevada, Inc.

Pursuant to the merger, the Company changed its name from TNT Designs, Inc. to Trim Holding Group and announced the change in the Company's business focus to health care and environmental quality sectors.

The Company, based on proposed business activities, is a "blank check" company. The Securities and Exchange Commission defines such a Company as "a development stage company" when it has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issued 'penny stock,' as defined in Rule 3a 51-1 under the Securities Exchange Act of 1934. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in its securities, either debt or equity, until the Company concludes a business combination.

The Company was acquired as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent that desires to employ the Company's funds in its business. The Company's principal business objective for the next twelve (12) months, and beyond such time, will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business. The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company.

NOTE 2 - BASIS OF PRESENTATION

The accompanying Unaudited Condensed Financial Statements ("Financial Statements") have been prepared by management in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and applicable rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments, consisting principally of normal recurring adjustments, considered necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods presented have been included. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes for the year ended December 31, 2009, included in our Annual Report on Form 10-K filed with the SEC on April 15, 2010. Additionally, our operating results for the three

NOTE 2 - BASIS OF PRESENTATION (continued)

months ended March 31, 2010 are not necessarily indicative of the results that can be expected for the year ending December 31, 2010, or for any other period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company
The Company is a development stage company. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company's development stage activities.

Use of Estimates
The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from these estimates.

Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Patents
It is the Company's policy to capitalize the costs associated with securing a patent. The patents will be carried at cost less accumulated amortization, which is calculated on a straight-line basis over a period of 10 years, which is estimated as the asset's useful life. Accumulated amortization as of March 31, 2010 was $306,312 and December 31, 2009 was $0.

Long-lived Assets
Long-lived assets are evaluated for impairment when events occur or circumstances indicate that the remaining estimated useful lives may warrant revision or that the remaining balances may not be recoverable. When this occurs, an estimate of undiscounted cash flows is used to determine if the remaining balances are recoverable.

Income Taxes
The Company accounts for income taxes under the asset and liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At March 31, 2010, there were no uncertain tax positions that require accrual.

Net Loss per Share
Basic loss per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share is computed by dividing net income, or loss, by the weighted average number of shares of common stock outstanding for the period and the number of shares of common stock into which the preferred stock is convertible. Using the if-converted method, Series P-1 converts at 1.25-to-1 and Series P-2 converts 1-to-1.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

As of March 31, 2010 and December 31, 2009, basic and diluted loss per share was the same as there were no outstanding instruments having a dilutive effect.

Recently Issued Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require (1) a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements; and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company's financial position or results of operations.

NOTE 4 - PATENTS

On December 31, 2009, the Company entered into a patent agreement with Allkey, Ltd. to obtain the full and exclusive right, title and interest in patents for a personal massaging device. Affiliates of Chief Executive Officer, majority shareholder and director, Louis Bertoli, own a minority interest of Allkey, Ltd. The patents purchased are for the United States, Canada and Mexico. In consideration for such patent rights, the Company issued 3,750,000 shares of Class P-2 preferred stock (each USD $7.00 par value) of the Company. Additionally, the Company acquired the option to acquire the exclusive patent rights in 46 other countries.

The Company has the right to repurchase some or all of the shares for USD $7.00 per share ($26,250,000 for all the Class P-2 preferred shares) on or before December 31, 2012. If the Company chooses not to repurchase the shares by such date, Allkey, Ltd. has the right to sell the shares to a third-party, subject to the Company's right of first refusal. If the proceeds from such third-party sale are less than USD $26,250,000, then the Company is obligated to pay the difference to Allkey, Ltd.

The patent rights and preferred stock issued were recorded at their estimated fair value as determined using the "relief from royalty" valuation model that takes into account, among other items, projected future revenue of products covered by the patent rights, an assumed royalty rate that the Company would pay if it had licensed the technology covered by the patents, and an appropriate discount rate based on the Company's estimated cost of capital. The initial fair value of the patent rights was determined to be $12,252,500 at December 31, 2009. As a result, the Class P-2 preferred stock has been recorded net of a discount of $13,997,500 to its par value of USD $7.00 per share as of March 31, 2010 and December 31, 2009.

NOTE 5 – RELATED PARTY TRANSACTIONS

The current majority shareholder loaned the Company $65,625 during the three months ended March 31, 2010 to be used for working capital. These advances are unsecured, non-interest bearing and due on demand.

22,000 shares of Series 1, Class P-1 Preferred Stock (par value $8.75 per share) have been issued to Louis Bertoli (director and officer of the Company). Balance of Series 1, Class P-1 Preferred Stock issued and outstanding to Officer as of March 31, 2010 and December 31, 2009 was $192,500.

On July 20, 2009, the Company entered into a two-year consulting agreement with Amersey Investment Holding LLC (affiliated party). The affiliated party will provide office space, office identity and assist the Company with corporate, financial, administrative and management records. During 3 months ended March 31, 2010, the Company incurred expenses of $15,000 in relation to these services.

As of March 31, 2010, the Company had prepaid expenses from this affiliated party for administrative services of $7,000 which is included on the Balance Sheet as Prepaid expenses.

A patent was purchased December 31, 2009 from a related party, as described in detail in Note 4.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to the balance sheet date.